Roche Diagnostics Grants Nonexclusive Rights for Two Key Cardiac Markers
NT-proBNP and Troponin T to Response Biomedical

Agreement Expands Availability of Cardiac Markers that Aid Early on the Spot Diagnosis and Thus Improve Treatment

Basel, Switzerland and Vancouver, Canada, July 26, 2005 - Roche Diagnostics and Response Biomedical (TSX-V: RBM, OTCBB: RPBIF), announced today that Response Biomedical has been granted a nonexclusive license under patent rights of Roche Diagnostics to commercialize NT-proBNP (N-terminal prohormone brain natriuretic peptide), a key cardiac marker for a broad array of cardiovascular conditions. The agreement expands availability of this key cardiovascular marker that aids in diagnosis of heart failure and risk stratification of patients with acute coronary syndrome or heart failure.

As part of the agreement, Response Biomedical also received an option to commercialize Troponin T (cardiac marker for myocardial infarction) for use with its RAMP System for the Point of Care market segment. The availability of test results for the diagnostic assessment of patients with suspected cardiac diseases - like myocardial infarction and heart failure - within minutes is vital, especially in critical care situations when every minute counts.

“From a patient’s as well as from a healthcare professional’s perspective both NT-proBNP and Troponin T are valuable markers that are redefining diagnosis of cardiovascular disease and help to improve treatment outcome. We are pleased to enter this partnership with Response Biomedical since we are committed to provide the healthcare community with better tests and new applications that ultimately translate into better treatment outcomes for patients” said Giuseppe Minola, Head of Roche Near Patient Testing, a business area of Roche Diagnostics.

"This relationship with Roche Diagnostics enables Response Biomedical to significantly enhance our RAMP cardiac portfolio of FDA cleared Troponin I, CK-MB and Myoglobin tests, while expanding our international marketing and distribution network over the coming months," said Bill Radvak, President and CEO, Response Biomedical. "With a core competency in rapid product development, this collaboration provides a strategic competitive advantage and tremendous opportunity in the cardiovascular arena."

Congestive Heart Failure and Coronary Artery Disease (CAD)
Congestive heart failure affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. The initial diagnosis of CHF is problematic as symptoms can be associated with other pathologies such as respiratory disease and the secondary effects of obesity. According to the American Heart Association, approximately 5 million Americans are currently afflicted with CHF and 550,000 new cases are diagnosed each year. The prevalence of CHF is expected to continue increasing due to the aging population and improved survival rates of patients with other cardiovascular diseases.

Coronary artery disease occurs when blood vessels supplying the heart are narrowed due to the build-up of cholesterol or other fats on the inner walls of the arteries. This process (arteriosclerosis) leads to reduced blood flow and consequently decreased oxygen supply to the heart muscle. Risk factors are age, family history with early CAD, smoking, diabetes, hypertension, overweight and low physical activity.

About NT-proBNP
NT-proBNP is widely recognized as a definitive cardiac marker for diagnosing CHF. BNP is secreted primarily from the left ventricle in response to pressure overload and regulates blood pressure, electrolyte balance and fluid volume. BNP acts to reduce the pressure overload. NT-proBNP is cleaved from the precursor peptide proBNP in quantities directly proportional to its biologically active counterpart BNP and in close correlation with the severity of heart failure. Elevated levels of NT-proBNP indicate the presence of heart failure, and provide physicians with an important diagnostic tool in the early detection and management of CHF. The annual market for CHF testing is currently estimated to be approximately US$800 million, with significant growth expected due to the increasing rate of adoption by the international medical community.

NT-proBNP is a proven cardiac marker for the risk stratification of patients at cardiovascular risk and in patients with acute coronary syndrome (ACS). Evidenced by a study published in the February 17, 2005 issue of the New England Journal of Medicine, NT-proBNP is also valuable for risk stratification of patients with stable coronary heart disease and as a prognostic marker across the entire spectrum of cardiovascular diseases. It has the potential to detect early stages of CHF in the absence of clinically obvious symptoms. In addition, it can be used for the assessment of prognosis for patients with CHF and for patients who have previously had a myocardial infarction.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

About Roche and the Roche Diagnostics Division
Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totaled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche’s Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide. For further information, please visit our websites www.roche.com and www.roche-diagnostics.com

All mentioned trademarks are legally protected.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Horst Kramer
Director, Corporate Communications	F. Hoffmann La Roche AG
Response Biomedical Corp.	Diagnostics Communications
Tel (604) 681- 4101 ext. 202	Phone 0041 61 688 6983
Email: dbradley@responsebio.com	Email: marion.mischler@roche.com

Brian Korb
Senior Associate
The Trout Group LLC
Tel: (212) 477-9007 ext. 23
Email: bkorb@troutgroup.com